============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE TO

                    Tender Offer Statement under Section
         14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               ---------------

                  MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                          (Name of Subject Company)

                               ---------------

                               O. BRUCE MILLS
                      (Name of Filing Person--Offeror)

                               ---------------

                          LIMITED PARTNERSHIP UNITS
                       (Title of Class of Securities)
                                     N/A
                    (CUSIP Number of Class of Securities)

                               ---------------

                               O. BRUCE MILLS
                       15480 ELK RIDGE LANE, SUITE 200
                        CHESTERFIELD, MISSOURI 63017
                          TELEPHONE: (636) 728-1000
          (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of Filing Persons)

                               ---------------

                                  COPY TO:
                           ROBERT M. LAROSE, ESQ.
                             THOMPSON COBURN LLP
                              ONE FIRSTAR PLAZA
                          ST. LOUIS, MISSOURI 63101
                          TELEPHONE: (314) 552-6000

                               ---------------

                                              CALCULATION OF FILING FEE
---------------------------------------------------------------------------------------------------------------------
                   Transaction Valuation                                       Amount of Filing Fee
---------------------------------------------------------------------------------------------------------------------
                      $4,859,200.00*                                                 $971.84
---------------------------------------------------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. Based on the offer to purchase 12,148 limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

============================================================================

                                TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to the offer by O. Bruce Mills to purchase any and all of the outstanding limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The offer is subject to a number of conditions, including the requirement that the units validly tendered and not withdrawn before the expiration of the offer, together with the five units owned by Mr. Mills, represent a majority of the voting power of Maxus Real Property Investors - Four, L.P.

     The information in the Offer to Purchase filed as Exhibit (a)(1) to this Schedule TO is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     O. Bruce Mills has not been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

     (a) (1)    Letter to Partners

     (a) (2)    Offer to Purchase

     (a) (3)    Letter of Transmittal

     (a) (4)    Affidavit and Indemnification Agreement

     (b) (1)    Commitment Letter from Bank of Washington

     (c) - (h)  Not applicable


                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 10, 2001



By: /s/ O. Bruce Mills
    ----------------------------------------
     O. Bruce Mills

                                EXHIBIT INDEX
                                -------------


         Exhibit                    Description
         -------                    -----------

         (a) (1)           Letter to Partners

         (a) (2)           Offer to Purchase

         (a) (3)           Letter of Transmittal

         (a) (4)           Affidavit and Indemnification Agreement

         (b) (1)           Commitment Letter from Bank of Washington

         (c) - (h)         Not applicable

                                                              Exhibit (a)(1)

                  [letterhead of Mills Properties, Inc.]


July 10, 2001

TO THE LIMITED PARTNERS OF
MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.:

On June 8, 2001, I wrote to you as the limited partners of Maxus Real Property Investors - Four, L.P. (the "Partnership") informing you that I was preparing the disclosure and ancillary documents required by the federal securities laws to allow me to commence a tender offer for any and all of the outstanding limited partnership units of the Partnership at $400 per unit in cash. I had previously sought to open negotiations with Maxus Capital Corp., the general partner of the Partnership (the "General Partner"), with respect to a transaction in which I would acquire all of the outstanding units of the Partnership for the $400 per unit price. The General Partner responded to this offer, which it received on May 29, 2001, first with a letter dated May 31, 2001 stating that my offer had been forwarded to legal counsel for the Partnership for a response, and later with a letter dated June 12, 2001 stating that the General Partner, after consultation with legal counsel, had determined that there was "no authority under the Partnership Agreement" for the General Partner to negotiate the sale of outstanding units to me.

Between those two responses, the Partnership purchased 1,376 limited partnership units at $300 per unit (less a $75 per transaction transfer fee) pursuant to its self tender which ended on June 5, 2001. Neither the General Partner nor the Partnership disclosed my offer to purchase units for $400 per unit prior to the closing date of the Partnership's self tender. In fact, the General Partner and the Partnership frustrated my attempts to communicate my offer directly to you prior to the June 5th closing of the self tender by refusing to voluntarily give me the names and addresses of the limited partners as is my right under the law. I was required to obtain a court order to gain access to this information, delaying my first letter to you until June 8, 2001.

The first acknowledgment by the General Partner and the Partnership of the existence of my $400 per unit offer to purchase was a memorandum to you and me as limited partners dated June 15, 2001. In that memorandum, the General Partner asserts that my June 8th letter contained "inaccurate and misleading statements." In response, I point out the following:

     o    Distribution of Partnership Funds. I stated in my letter that the
          ---------------------------------
          funds being used in the self tender would have been better used if they had been distributed ratably to all of the limited partners in proportion to our respective partnership interests. The General Partner obviously disagreed, instead structuring the self tender to provide liquidity to those partners who wanted to sell their units. While reasonable minds can differ on a point such as this, in the context of this investment, which had all distributions suspended quite a while ago, I as a limited partner would have preferred a cash distribution as opposed to an increase in the book value of my still-illiquid units. The General Partner seems to have come to my position, at least in part, announcing a $10 per unit distribution on June 14, 2001.

     o    Increase in General Partners Control. I stated in my letter that
          ------------------------------------
          one of the prime motivations for the self tender was that it served to increase the general partner's control of the Partnership with no out-of-pocket cost to the General Partner. The General Partner asserts disingenuously that its general partnership interest is the same both before and after the self tender and that only the limited partners' interests increased by approximately 11%. The General Partner fails to state that 1,885 of the outstanding limited partnership units, the largest ownership bloc in the Partnership, is held by Bond Purchase, L.L.C., an entity which is 86% owned by David L. Johnson, a principal of the General Partner. Without any cost to Bond Purchase or to Mr. Johnson, the self tender by the Partnership increased Bond Purchase's interest in the Partnership from 13.9% before the self tender to 15.5%, thus incrementally increasing its control of the Partnership. If the self tender had been fully subscribed as planned, Bond Purchase's interest would have been 16.4%.

     o    Inadequacy of the Self Tender Price. The General Partner does not
          -----------------------------------
          counter my assertion that the purchase price offered in the self tender is inadequate. Rather, it defends the process by which it offered the inadequate price to those limited partners desperate for liquidity (i.e., full disclosure of the liquidation value and no telephone solicitation or other pressure tactics). The General Partner is also quick to point out that, as the remaining limited partners, we have all benefited through a $37 increase in the book value of each of our units. Without rearguing the points made above, I as a non-tendering limited partner would have preferred a distribution of those funds to all of the limited partners. I will leave it to the tendering limited partners to judge the General Partner's actions in structuring the self tender at this price and in purchasing their units in the tender without first disclosing my $400 per unit offer.

     o    My Offer to By Any and All Units. The General Partner asserts that
          --------------------------------
          my offer to purchase any and all units is somehow false because my obligation to purchase the units is conditioned on the tender of enough units such that I will own a majority of the outstanding units after the offer. In my June 8th letter to you and in the accompanying tender offer disclosure documents, I have been clear in my desire to purchase control of the Partnership and to replace the General Partner and its affiliate as general partner of the Partnership and property manager of Woodhollow Apartments. The condition that I receive tenders sufficient to give me ownership of a majority of the outstanding units is consistent with my desire to control the Partnership and its property after the transaction is consummated. It is also a very typical condition in tender offers for publicly held targets. This condition may be waived by me which would allow me to proceed with the purchase of all units tendered. The General Partner's assertion that my ability to acquire a majority of the units at $400 per unit is "a highly unlikely, if not impossible, occurrence" is mere conjecture as is the implication that I will not purchase units tendered if I receive less than a majority of the units in the tender offer.

          The General Partner still has not explained its original position as to why it believes that it could not negotiate a transaction with me after I offered to commence discussions on this issue, citing only limitations in the partnership agreement. Interestingly, the General Partner saw no limitations on its fiduciary powers, either in its earlier sale of the Partnership's other property or in the launching of the self tender. As for the suggestion that I would not launch this tender offer, the enclosed documents belie this assertion. In fact, the primary reason for the delay in commencing this offer was the General Partner's continuing efforts to frustrate my offer by refusing to provide me with information contained in the books and records of the Partnership to which I am entitled under state law. I again had to obtain a second court order last week to compel the General Partner to produce the necessary information.

     o    My Financial Wherewithal to Effect the Transaction. I have been a
          --------------------------------------------------
          limited partner of the Partnership for almost 20 years, yet the General Partner asserts that it has never heard of me. Whether or not the General Partner is aware of my professional accomplishments is as irrelevant to me as it should be to you. The fact is that I have been in the real estate business for over 22 years and, through my affiliated companies, I am one of the largest multifamily apartment owner/managers in the St. Louis metropolitan area. In light of my significant business activities, with over $100 million in acquired or newly developed apartment properties in the last 48 months alone, the General Partner's lack of knowledge speaks more to its unfamiliarity with the St. Louis market than about my inexperience in the real estate business. Of course, I do not presuppose that you know who I am or what I have done, so I have included a complete description of my business experience in Section 9 of the Offer to Purchase. Although the General Partner has not directly questioned my ability to fund the offer, as noted in Section 7 of the Offer to Purchase, I have secured the necessary financing to purchase any and all units tendered.

If the General Partner's June 15th memorandum clarifies anything, it is that the General Partner does not want to discuss my offer nor does it want to give you, the limited partners, the opportunity to consider it. The General Partner has used a hyper-technical reading of my initial letter to avoid having to consider the substantive terms of my offer; likewise, it has attempted at every turn to obstruct my ability to communicate with you and to implement this tender offer. You can draw your own conclusions as to why the General Partner does not want me to present you with my offer.

I urge you to read the enclosed Offer to Purchase and the accompanying documents and make your own decision regarding the merits of my offer.

Respectfully yours,


/s/ O. Bruce Mills


O. Bruce Mills

                                                              Exhibit (a)(2)

             OFFER TO PURCHASE FOR CASH ANY AND ALL OUTSTANDING
                        LIMITED PARTNERSHIP UNITS OF
                 MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.
                              AT $400 PER UNIT


 THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, CENTRAL
  DAYLIGHT TIME, ON TUESDAY, AUGUST 7, 2001, UNLESS THE OFFER IS EXTENDED.


     I, O. Bruce Mills, an individual residing in St. Louis County, Missouri hereby offer, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal, to purchase any and all of the outstanding limited partnership units of Maxus Real Property Investors - Four, L.P. at a price of $400 per unit in cash to the holder. The offer is subject to a number of conditions, including the requirement that the units tendered and not withdrawn before the expiration of the offer, together with the five units that I own, represent a majority of the voting power of Maxus Real Property Investors - Four, L.P.

     The purpose of this offer is for me to acquire control of, and possibly all the limited partnership interests in, the partnership. While I am making the offer for all of the limited partnership units, if less than all of the outstanding units are tendered pursuant to the offer, I will purchase all of the units tendered and not withdrawn before the expiration of the offer provided that these units, together with the five units that I own, represent a majority of the voting power of all outstanding units of the partnership. After the expiration of the offer and the purchase of the units tendered, I plan to call a meeting of the partners for the purpose of removing the current general partner and replacing it with Mills Properties, Inc., a company wholly owned by me. This company will also manage the partnership's sole property, Woodhollow Apartments.

     The partnership's units have no established trading market.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER.

     Questions and requests for information or for additional copies of this offer to purchase, the letter of transmittal or any other document relating to this offer may be directed to Georgeson Shareholder at 111 Commerce Road, Carlstadt, New Jersey 07072, telephone number (888) 385-0238, facsimile number (201) 460-2889.

                                ------------

     THIS TRANSACTION HAS NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR THE MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ------------

            The date of this offer to purchase is July 10, 2001.

                             SUMMARY TERM SHEET

o    THE OFFEROR. I, O. Bruce Mills, an individual residing in St. Louis
     -----------
     County, Missouri, am the offeror in this offer. Through my affiliated companies, I currently own and manage multifamily apartment complexes with over 2,100 apartment units throughout the St. Louis metropolitan area. I have been a limited partner in the partnership since its organization in 1982. See "Section 9. Information About the Offeror."

o    MY OFFER. I am offering to purchase any and all of the outstanding
     --------
     limited partnership units of the partnership, other than the five units that I currently own. There are currently 12,148 of these units outstanding according to the partnership's latest public filing. See "Section 2. Terms of the Offer."

o    OFFER PRICE; NO DEDUCTIONS OR OTHER CHARGES. I am offering $400 in cash
     -------------------------------------------
     for each unit tendered and not withdrawn prior to 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001, the time at which the offer expires, unless I decide to extend it. There are no deductions or transfer charges (other than backup withholding, if required) that will be charged to you so you will receive the full $400 in cash for each unit that is purchased in this offer. See "Section 2. Terms of the Offer - Offer to Purchase; Purchase Price" and "Section
     11. Certain Federal Income Tax Consequences of the Offer; Backup Withholding - Information Reporting Requirements and Backup Withholding."

o    HOW TO TENDER YOUR UNITS. To tender your units in this offer, you
     ------------------------
     should do the following:

          o If you hold the units in your own name, complete and sign the enclosed letter of transmittal and return it to LaSalle Bank National Association, the depositary for the offer, at the address indicated on the letter of transmittal and the outside back cover of this offer to purchase.

          o If you hold your units in "street name" through a broker or another nominee, instruct your broker or nominee to complete and sign the enclosed letter of transmittal and return it to the depositary at the address indicated on the letter of transmittal and the outside back cover of this offer to purchase.

    See "Section 3. Procedures for Tendering Units."

o    WITHDRAWAL RIGHTS. If you tender any limited partnership units in the
     -----------------
     offer, you may withdraw any and all of the units that you tender at any time before the expiration of the offer. See "Section 3. Procedures for Tendering Units - Withdrawal Rights."

o    HOW TO WITHDRAW YOUR UNITS. If, after you tender your limited
     --------------------------
     partnership units in the offer, you later decide to withdraw your units, you must send written notice to the depositary of your name, address and the number of units you wish to withdraw from the offer on or before the expiration of the offer. You may mail or transmit your withdrawal notice by facsimile at the address or facsimile number of the depositary set forth on the letter of transmittal and the outside back cover of this offer to purchase. See "Section 3. Procedures for Tendering Units - Withdrawal Rights."

o    EXPIRATION OF THE OFFER. The offer will expire at 12:00 Midnight,
     -----------------------
     Central Daylight Time, on Tuesday, August 7, 2001, unless I decide to extend it for an additional period of time. See "Section 2. Terms of the Offer - Expiration of the Offer."

o    PURCHASE OF AND PAYMENT FOR UNITS TENDERED. Assuming the conditions to
     ------------------------------------------
     the offer are met as of the expiration of the offer, I intend to immediately accept all units that were tendered and not withdrawn before the expiration of the offer. LaSalle Bank National Association, the depositary for the offer, will prepare and mail checks for the purchase price for the units accepted for purchase as soon as practicable thereafter, but in no event later than five days after the expiration date. See "Section 4. Acceptance of the Units for Purchase; Payment of Purchase Price."

o    REASONS FOR THE OFFER. I am making this offer to purchase any and all
     ---------------------
     of the units to acquire control of the partnership and its only property, Woodhollow Apartments in St. Louis County, Missouri. I am a limited partner in the partnership and recently received the partnership's offer to purchase up to 2,025 units for $300 per unit. I made this offer because:

          o the partnership's offer was priced at a level that was significantly lower than my estimate of the pro rata equity value of the partnership;

          o the partnership was using partnership funds to pay for the units purchased in its offer. This use of partnership funds gave no immediate benefit to the remaining partners because their units still could not be sold due to the lack of an active trading market for the units;

          o I am in the business of owning and managing multifamily apartment complexes in the St. Louis metropolitan area and Woodhollow Apartments is an attractive property for me to own and manage at the offer price; and

          o after expiration of the offer and purchase of the tendered shares, I plan to replace the current general partner and property manager of Woodhollow Apartments with Mills Properties, Inc., a company that I wholly own.

     See "Section 6. Purpose of the Offer; Effect of the Offer," "Section 7. Source and Amount of Funds," and "Section 8. Background of the Offer."

o    CONDITIONS TO THE OFFER. Unless waived in my discretion, my offer is
     -----------------------
     subject to the following conditions:

          o the units tendered and not withdrawn before the expiration of the offer, together with the five units that I own, represent a majority of the outstanding limited partnership units;

          o no pending or threatened action by any other person exists which seeks to challenge my ability to make the offer or to acquire the units in the offer or which would materially affect the business, condition, income, operations or prospects of the partnership or its property;

          o no pending or threatened action or statute, rule or regulation exists and no approval is withheld by any governmental authority which would delay or restrict my ability to effect the purchase of units in the offer or which would materially affect the business, condition, income, operations or prospects of the partnership or its property;

          o no declaration of any banking moratorium, general suspension of trading of securities, commencement of war or other international crises, limitation on extension of credit by banks, or change in the general political, market, economic or financial conditions exists;

          o no material adverse change to the partnership's business, condition, income, operations or prospects occurs or is threatened;

          o no other tender, exchange offer, merger, business combination or sale of substantially all of the assets of the partnership has been proposed, announced or made;

          o no entity, group or person has acquired or proposed to acquire beneficial ownership of more than five percent of the outstanding units; or

          o no entity, group or person who previously beneficially owned more than five percent has acquired or proposes to acquire an additional interest in the partnership of more than one percent.

    See "Section 5. Conditions to the Offer."

o    TAX EFFECT. You will realize gain or loss upon my purchase of your
     ----------
     units in the offer. The gain or loss will equal the difference in your adjusted tax basis of your units and the $400 purchase price in the offer. Your gain or loss will generally be a capital gain or loss and will be long-term capital gain or loss if you have held the units for more than 12 months. See "Section 11. Certain Federal Income Tax Consequences of the Offer; Backup Withholding."

o    AVAILABILITY OF FUNDS TO PURCHASE SHARES. I currently have funds
     ----------------------------------------
     available in cash and through a credit facility with Bank of Washington in Washington, Missouri sufficient to purchase any and all of the units that may be tendered in the offer. See "Section 7. Source and Amount of Funds."

o    FURTHER INFORMATION. You can obtain further information about the
     -------------------
     partnership from the various sources described under "Finding Important Information" on page 1.

o    PERSON TO ANSWER QUESTIONS. You can contact Georgeson Shareholder at
     --------------------------
     111 Commerce Road, Carlstadt, New Jersey 07072, telephone number (888) 385-0238, facsimile number (201) 460-2889, with any questions that you may have about the offer or how to tender or withdraw your units.

                                           TABLE OF CONTENTS


                                                                                              PAGE
                                                                                              ----
Summary Term Sheet..............................................................................i
Table of Contents..............................................................................iv
Finding Important Information...................................................................1
Risk Factors....................................................................................2
The Offer.......................................................................................4
  Section 1.   Information About the Partnership and the Units Subject to the Offer.............4
  Section 2.   Terms of the Offer...............................................................4
  Section 3.   Procedures for Tendering Units...................................................5
  Section 4.   Acceptance of Units for Purchase; Payment of Purchase Price......................6
  Section 5.   Conditions to the Offer..........................................................7
  Section 6.   Purpose of the Offer; Effects of the Offer.......................................8
  Section 7.   Source and Amount of Funds.......................................................9
  Section 8.   Background of the Offer..........................................................9
  Section 9.   Information About the Offeror...................................................12
  Section 10.   Transactions and Arrangements Regarding the Units..............................12
  Section 11.   Certain Federal Income Tax Consequences of the Offer; Backup Withholding.......13
  Section 12.   Extensions of the Offer; Termination; Amendments...............................13
  Section 13.   Fees and Expenses..............................................................14
  Section 14.   Addresses; Miscellaneous.......................................................14

                        FINDING IMPORTANT INFORMATION

     The partnership is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and as required by the act, is required to file reports, proxy statements and other information with the Securities and Exchange Commission. You can read and obtain a copy of any document filed by the partnership as well as a copy of the Schedule TOs that I have filed in connection with this offer:

     o at the public reference room of the Commission located at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;

     o at the public reference facilities of the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10049 or Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; or

     o    from the Commission's web site at www.sec.gov.

     This offer to purchase contains important information about the offer that you should read and consider carefully before you decide whether to tender your units in the offer. The principal sections of this document are located at the pages referenced in the Table of Contents.

                                RISK FACTORS

     You should carefully consider the following factors and other information in this offer to purchase before deciding whether to tender your units in the offer.

THE OFFER PRICE MAY BE LESS THAN THE FAIR MARKET VALUE OF THE UNITS.

     The units are not traded on a stock exchange or in an established trading market and there is no active market for the units. The partnership reported in its offer to purchase that over the past twelve months, the general partner was aware of transactions involving 1,494 units at purchase prices ranging from $83.63 to $300 per unit. Pursuant to its tender offer that expired June 5, 2001, the partnership purchased 1,376 units at $300 per unit. In the documents relating to the tender offer, the general partner estimated the liquidation value of the partnership to be approximately $530 per unit based upon an October 2000 appraisal of Woodhollow Apartments, the partnership's current liabilities and other assets at February 28, 2001, including approximately $1.5 million in cash that was to be used in part to purchase units in the partnership's offer to purchase and an estimated six percent sales commission and closing costs if Woodhollow Apartments were sold. In a letter to the limited partners dated June 15, 2001, the general partner estimated the liquidation value of the partnership to be approximately $567 per unit following the tender offer, using the same value assumptions and after paying for the tendered units and the recently declared $10 per unit distribution to limited partners.

     My offer price of $400 per unit is primarily based upon the partnership's offer of $300 per unit. While this represents a 33% premium on the price per unit offered by the partnership, I have not sought an independent appraisal of Woodhollow Apartments nor a professional determination of the fair market value of the units.

I WILL HAVE VOTING CONTROL IN THE PARTNERSHIP AFTER THE OFFER.

     A condition to my offer is that the units tendered and not withdrawn before the expiration of the offer, together with the five units that I own, represent a majority of the outstanding limited partnership units. If this condition is met, I will have effective voting control over the partnership, including control of the units necessary to remove the general partner of the partnership, which I intend to do. I also intend to remove and replace the current manager of Woodhollow Apartments. I will replace the general partner and the property manager with Mills Properties, Inc., a company that I wholly own. I will also control the units necessary to consent to a merger, sale of assets or similar transaction or a liquidation of the partnership, irrespective of whether the other remaining partners believe the subject transaction to be in their best interests.

UNITS NOT TENDERED WILL CONTINUE TO HAVE AN INACTIVE TRADING MARKET AFTER THE OFFER AND THERE MAY BE NO OPPORTUNITY TO LIQUIDATE YOUR INVESTMENT IN THE PARTNERSHIP.

     I do not anticipate an active trading market for the units that remain after the offer. If you elect not to tender your units in the offer, you may not be able to liquidate your investment in the partnership as and when you choose and may not be able to obtain the value that you wish for your units. I intend to sell Woodhollow Apartments, dissolve the partnership and distribute the partnership's net assets in accordance with the partner's then current ownership interests prior to the maturity of the existing first mortgage on the Woodhollow Apartments. The existing first mortgage on the Woodhollow Apartments is scheduled to mature in November 2010.

THERE ARE SIGNIFICANT ECONOMIC RISKS RELATED TO INVESTMENTS IN REAL
PROPERTY.

     Investments in real property are subject to risk. The partnership currently owns one property, Woodhollow Apartments located in St. Louis County, Missouri, and is, therefore, totally dependent upon this property to generate sufficient cash to allow distributions to partners and to create equity appreciation for the partnership. The partnership's single-property portfolio makes it particularly susceptible to adverse changes in local economic conditions as well as to other local factors affecting real estate values, including:

     o    competition from other apartment and rental properties;

     o    supply and demand for apartments and rental properties;

     o possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy availability and prices, and water and environmental restrictions;

     o    increased labor and material costs; and

     o    attractiveness of the property to tenants.

YOU MAY HAVE TO PAY TAX IF YOUR UNITS ARE PURCHASED IN THE OFFER.

     If your units are purchased in the offer, you will recognize gain or loss on the sale of your units for federal, and in most states, state income tax purposes. The amount of gain or loss realized will generally be the excess of the $400 per unit price that you receive for your units in the offer less the adjusted tax basis of the units sold. When you sell units that you have held as a capital asset for more than twelve months, the gain or loss will generally be long-term capital gain or loss. I advise you to consult with your tax advisors on your individual tax position before tendering your units in the offer.

                                  THE OFFER
                                  ---------

     SECTION 1.  INFORMATION ABOUT THE PARTNERSHIP AND THE UNITS SUBJECT TO
                 ----------------------------------------------------------
THE OFFER.
---------

     Information About the Partnership, the General Partner and their
     ----------------------------------------------------------------
Affiliates. This offer is for any and all of the limited partnership units
----------
of Maxus Real Property Investors - Four, L.P., a Missouri limited partnership. The managing general partner of the partnership is Maxus Capital Corp., a Missouri corporation. The address of the partnership and the general partner is 104 Armour Road, P.O. Box 34279, North Kansas City, Missouri 64116 and their phone number is (816) 303-4500. The three members of the Board of Directors of the general partner are David L. Johnson, Daniel W. Pishney and John W. Alvey. Mr. Johnson is also the Chairman and Executive Vice President of the general partner, Mr. Pishney is the President of the general partner and Mr. Alvey is Vice President, Secretary and Treasurer of the general partner. John J. Nooney is a special general partner of the partnership but does not exercise control over the affairs or business of the partnership.

     Information About the Outstanding Units. The offer is to purchase any
     ---------------------------------------
and all of the limited partnership units of the partnership. According to the partnership's most recent public filing, there are 12,153 units currently outstanding, of which I own five units, leaving 12,148 units subject to this offer. In the partnership's recent tender offer documents, the partnership reports that the general partner does not currently own any limited partnership units but that Bond Purchase, L.L.C., a Missouri limited liability company, owns 1,885 units or 13.9% of the total outstanding units of the partnership. The partnership's recent tender offer documents report that David L. Johnson, an executive officer and director of the general partner, owns 86% of the outstanding equity interests of Bond Purchase L.L.C.

     Market and Trading Information. The partnership reports that the units
     ------------------------------
are not traded on a recognized stock exchange or trading market and that there is no active, liquid market for the units. The partnership further reports that over the twelve months ended April 20, 2001, the general partner is aware of sales of approximately 1,494 units at prices ranging from $83.63 per unit to $300 per unit. This number includes 25 units purchased by Bond Purchase, L.L.C. in November 2000 at $200 per unit. The partnership further reports that the partnership purchased 1,376 units at $300 per unit pursuant to its tender offer that expired June 5, 2001.

     Distributions to Partners. On June 14, 2001, the partnership announced
     -------------------------
that its general partner declared a cash distribution of $10.00 per limited partnership unit to be paid on July 10, 2001. Prior to this recent announcement, the partnership had reported that cash distributions to limited partners of the partnership were suspended several years ago due to insufficient cash flow being generated for the partnership's operations. At the date of this offer, I have not had an opportunity to review the partnership's financial books and records and, therefore, cannot give any assurances regarding future distributions to limited partners. If your units are accepted for purchase in the offer, you will not be entitled to receive any cash distributions declared by the partnership after the date that the units are accepted for purchase. The partnership reported a cash reserve of $1.5 million at April 20, 2001, part of which was to be used to fund the partnership's offer to purchase and the recently declared $10 per unit distribution to partners. I do not know the current balance of the cash reserves at the date of this offer.

     SECTION 2.  TERMS OF THE OFFER.
                 ------------------

     Offer to Purchase; Purchase Price. I will, upon the terms and subject
     ---------------------------------
to the conditions set forth in this offer to purchase, purchase any and all of the 12,148 outstanding limited partnership units of the partnership that are outstanding and not currently owned by me. I have owned five limited partnership units in the partnership since 1982 and will retain those units after the offer. Any units tendered and not withdrawn before the expiration of the offer will be purchased for $400 per unit in cash, without deduction for brokerage, transaction, transfer or any other fees or expenses. One of the conditions that must be satisfied is that the units tendered and not withdrawn before the expiration of the offer, together with the five units that I own, must represent a majority of the voting power of all outstanding units. With my five units, this would require that 6,072 units be tendered and not withdrawn before the expiration of the offer to meet this condition.

     Proration. There will be no prorated purchases of the units tendered in
     ---------
the offer because my offer is to purchase any and all units tendered and not withdrawn before the expiration of the offer.

     Expiration of the Offer. The offer will expire at 12:00 Midnight,
     -----------------------
Central Standard Time, on Tuesday, August 7, 2001, unless I extend the time period for which the offer is open, in which event the offer will expire at the later time and date I announce at the time of the extension. I may extend the offer in my sole discretion, by providing you with written notice of the extension.

     Determination of the Offer Price. The offer price of $400 per unit was
     --------------------------------
determined by me based upon the price of $300 per unit offered by the partnership in its offer to purchase. The price represents a 33% premium over the price offered in the partnership's offer and, further, will not deduct from the price paid to a tendering partner the $75 per transaction transfer fee charged in the partnership's offer to purchase. I also reviewed the underlying net equity value of Woodhollow Apartments and the other assets and liabilities of the partnership primarily from the partnership's public reports and my own knowledge of the location of the property and real estate values in the St. Louis metropolitan area. I have not done an independent real estate appraisal of Woodhollow Apartments nor have I hired an investment banking firm or other financial advisor to give advice as to a valuation of the units or the fairness of the price that I am offering for the units.

     SECTION 3.  PROCEDURES FOR TENDERING UNITS.
                 ------------------------------

     Tendering Procedure. If you wish to tender units in this offer, you
     -------------------
must submit a properly completed and duly executed letter of transmittal and Substitute Form W-9 in the form accompanying this offer to purchase, together with the certificate or certificates of ownership for the units you tender. If your certificate or certificates of ownership have been lost, stolen, misplaced or destroyed, you must also execute and submit the affidavit and indemnification agreement for lost, stolen, misplaced or destroyed certificates attesting to the fact that the certificate or certificates have been lost, stolen, misplaced or destroyed, as the case may be. You should submit the letter of transmittal and Substitute Form W-9, the certificate or certificates of ownership or the affidavit and indemnification agreement for lost, stolen, misplaced or destroyed certificates, as applicable, and any other documents required to the depositary at the address listed on the letter of transmittal and the outside back cover of this offer to purchase. There are no fees or other charges payable by any limited partners who tender units in the offer.

     THE LETTER OF TRANSMITTAL AND SUBSTITUTE FORM W-9, THE CERTIFICATE OR CERTIFICATES OF OWNERSHIP OR THE AFFIDAVIT AND INDEMNIFICATION AGREEMENT, AS APPLICABLE, AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY AT THE ADDRESS SET FORTH ON THE LETTER OF TRANSMITTAL AND THE OUTSIDE BACK COVER OF THIS OFFER TO PURCHASE ON OR BEFORE 12:00 MIDNIGHT, CENTRAL DAYLIGHT TIME, ON TUESDAY, AUGUST 7, 2001 IN ORDER TO BE PROPERLY TENDERED. NO UNITS RECEIVED FOR TENDER AFTER THE EXPIRATION OF THE OFFER WILL BE ACCEPTED FOR PURCHASE UNLESS I DECIDE TO EXTEND THE OFFER.

       Method of Delivery of Tender Documents. You will assume any risk of
       --------------------------------------
non-delivery of the appropriate documents required to tender your units prior to the expiration of the offer. I recommend that you submit all documents by registered mail, return receipt requested and properly insured, or by a reputable overnight courier service. You may confirm receipt of the tender documents by contacting the depositary at the address or telephone number listed on the letter of transmittal and the outside back cover of this offer to purchase.

     Determination of Valid Tenders. All questions regarding the validity,
     ------------------------------
form and eligibility (including the time of receipt) of any units for tender in the offer will be determined by the depositary after consultation with me. Each determination will be final and binding. I reserve the absolute right to reject any tenders not in proper form and any tenders which would be unlawful to accept. I also have the absolute discretion to waive any or all of the conditions of the offer or any defect or irregularity in the tender of units or in the completion of the related tender documents. Unless waived, any defect or irregularity must be cured within the time period established by me. Units that are rejected for tender because of defects or irregularities will not be deemed to have been validly tendered until all defects or irregularities have been cured or waived by me. Neither the depositary nor I have any duty and will not incur any liability for failure to notify you of any defect or irregularity in, or the rejection of, any tender.

     Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 14e-4 promulgated under the act require that a person tendering units on his, her or its behalf, actually own the units tendered. The same rule applies to the tender of units on behalf of another person who beneficially owns the units. If you tender units in this offer, you are accepting the terms and conditions of the offer and are representing and warranting that you own the units being tendered and the tender complies with the rules set forth above.

     Withdrawal Rights. If you tender your units in this offer, you may
     -----------------
withdraw any or all of the units tendered at any time before the expiration of the offer. To withdraw your units, you must submit, by mail, facsimile or hand or courier delivery, a withdrawal notice to the depositary at the address set forth on the letter of transmittal and the outside back cover of this offer to purchase in writing before the expiration of the offer. Any notice of withdrawal must specify your name, address and the number of units that you are withdrawing.

     All questions as to the form and validity (including the timing of receipt) of the notice of withdrawal will be determined by me in my sole discretion. Each determination will be final and binding. Units properly withdrawn will not be considered to be tendered for purposes of the offer after the withdrawal date unless these units are validly re-tendered in accordance with the tender requirements set forth above in this Section 3. Tendered units may not be withdrawn after the expiration of the offer and units not withdrawn by such time will be treated for all purposes of this offer as tendered.

     SECTION 4.  ACCEPTANCE OF UNITS FOR PURCHASE; PAYMENT OF PURCHASE PRICE.
                 -----------------------------------------------------------
I will accept for purchase all units that are tendered and not withdrawn before the expiration of the offer, subject to the terms and the conditions of this offer. Upon acceptance for purchase, you will be entitled to receive $400 for each unit properly tendered and not withdrawn. LaSalle Bank
National Association, the depositary for the offer, will prepare and mail checks for the purchase price for the units accepted for purchase as soon as practicable thereafter, but in no event later than five days after the expiration date. The purchase price will not bear any interest regardless of any extension of the offer or any delay in your receipt of payment.

     Units tendered and not withdrawn before the expiration of the offer will be accepted for purchase as soon as practicable after the expiration of the offer. Units accepted for purchase will be deemed to be owned by me as of the time of my acceptance for purchase. After acceptance for purchase, you will only be entitled to receipt of the purchase price for the units accepted for purchase.

     SECTION 5.  CONDITIONS TO THE OFFER. Notwithstanding any other term or
                 -----------------------
condition of this offer, I will not be required to accept for purchase units tendered and may terminate the offer as provided in Section 12 of this offer to purchase or may postpone the acceptance for purchase or the payment for the units if any of the following events occur prior to the expiration of the offer:

     o I will own less than a majority of the outstanding units of the partnership after the offer based upon the number of units tendered and not withdrawn before the expiration of the offer and the five units that I currently own;

     o there is pending or threatened any action or proceeding by any party before any court or governmental, regulatory or administrative agency or instrumentality, which, in my reasonable judgment:

               o challenges my ability to make the offer or to purchase the units pursuant to the offer or otherwise directly or indirectly relates to the offer;

               o would materially affect the business, condition (financial or otherwise), income, operations or prospects of the partnership or otherwise would materially impair the partnership's ownership of its real property or its ability to conduct its business in any way or would materially impair the contemplated benefits of the offer to me;

     o there is pending or threatened any action or proceeding, or any approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer, the partnership or its property by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in my reasonable judgment:

               o delays or restricts my ability to make the offer or to purchase the units pursuant to the offer or otherwise directly or indirectly relates to the offer;

               o would materially affect the business, condition (financial or otherwise), income, operations or prospects of the partnership or otherwise would materially impair the partnership's ownership of its real property or its ability to conduct its business in any way or would materially impair the contemplated benefits of the offer to me;

     o    there shall have occurred:

               o the declaration of any banking moratorium or suspension of payment affecting banks in the United States;

               o any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or consolidated trading system;

               o the commencement of war, armed hostilities or any other national or international crises directly or indirectly affecting the United States;

               o any limitation, whether or not mandatory, by any governmental, regulatory or administrative authority or agency, or any event which, in my reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States;

               o any significant change, in my reasonable judgment, in the general level of market prices of equity securities or securities convertible into equity securities in the United States or abroad;

               o any change in the general political, market, economic or financial conditions in the United States or abroad that would have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the partnership or would, otherwise, in my reasonable judgment, make it inadvisable to proceed with the offer;

     o any change occurs or is threatened in the business, condition (financial or otherwise), income, operations or prospects of the partnership that is or may be materially adverse to the partnership;

     o a tender or exchange offer for any or all of the units of the partnership, or any merger, business combination, sale of substantially all of the assets or other similar transaction with or involving the partnership has been proposed, announced or made by any person, other than the recently completed offer to purchase by the partnership;

     o any entity, group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or person (other than entities, groups or persons, if any, who have filed with the Securities and Exchange Commission on or before the date of this offer, a Schedule 13G or Schedule 13D with respect to the units) shall have acquired or proposed to acquire beneficial ownership of more than five percent of the outstanding units; or

     o any entity, group or person which has previously publicly disclosed that it beneficially owns more than five percent of the outstanding units prior to the date of the offer and acquires or proposes to acquire after the date of this offer an additional interest equal to more than one percent of the outstanding units or has been granted an option or other right to acquire beneficial ownership of more than an additional interest equal to more than one percent of the outstanding units.

In my sole discretion, I may waive any or all of the conditions set forth in this Section 5 and purchase the units tendered in accordance with the terms of this offer.

     SECTION 6.  PURPOSE OF THE OFFER; EFFECTS OF THE OFFER. The purpose of
                 ------------------------------------------
the offer is for me to acquire either the entire equity interest or a majority equity interest in the outstanding units of the partnership. After purchasing any and all of the units tendered and not withdrawn before the expiration of the offer, I intend to call for the remaining limited partners to consent to the removal of the current general partner and to the appointment of Mills Properties, Inc., a company that I wholly own, as the replacement general partner. Because this action requires approval by the holders of a majority of the units and this offer is conditioned upon my holding a majority of the units after the offer, I will own a sufficient number of units after the offer to take these actions unilaterally. I also intend to replace the existing management company for Woodhollow Apartments with Mills Properties, Inc.

     Upon expiration of the offer, I may consider extending the offer for a subsequent offer period of between three and twenty business days. If I choose to extend the offer for a subsequent offer period, I will immediately accept and promptly pay for any units tendered in the offer and not withdrawn before the expiration of the offer. I will announce the results of the offer not later than 8:00 A.M., Central Daylight Time, on the next business day after the expiration of the offer, at which time, the subsequent offer period, if any, will commence. During the subsequent offer period, if any, I will immediately accept and promptly pay for any units tendered as soon as practicable after the units are tendered and the financial terms during the subsequent offer period will be the same as in this offer. No withdrawal rights will apply to any units tendered during the subsequent offer period, if any.

     I may also elect, in my sole discretion to purchase, from time to time, any units that have not been purchased in the offer but that the holders wish to sell subsequent to the expiration of the offer and any subsequent offer period, if any. Any of these purchases may be on the same financial terms as the terms in this offer or may be on different financial terms that are more or less favorable to you than the terms of the offer.

     The effect of this offer and/or any subsequent purchases of units by me may be to allow the deregistration of the units under the Securities Exchange Act of 1934, as amended. If the offer results in less than 300 limited partners, I intend to take the necessary actions to immediately deregister the units under the act so as to save the expenses required to prepare, file and disseminate the periodic and other reports required to be filed under the act. If the deregistration occurs, partners will no longer have access to the publicly filed documents but will continue to have the right to receive upon demand to the partnership or the general partner the information required by the Missouri Uniform Limited Partnership Act. The deregistration of the units under the Securities Exchange Act of 1934 should have no effect on the trading market for units, because the units are not listed or traded on any securities exchange or consolidated reporting system and there is no active trading market for the units.

     SECTION 7.  SOURCE AND AMOUNT OF FUNDS. The total amount of funds
                 --------------------------
required for the purchase of all currently outstanding 12,148 units that are not owned by me is $4,859,200. I expect to fund this purchase or the purchase of any lesser number of units tendered in the offer through my own cash on hand and a credit facility with Bank of Washington, Washington, Missouri. Bank of Washington has provided me with a commitment letter for a credit facility to fund this purchase. The credit facility will be payable on demand and will bear interest at the prime rate plus one percent offered from time to time by the Bank of Washington. The credit facility will be secured by collateral other than and not including any units purchased in this offer. At this time, I do not have any current plans or arrangements to repay the credit facility nor do I have alternative financing arrangements in the event that I do not obtain the credit facility with Bank of Washington.

     SECTION 8.  BACKGROUND OF THE OFFER. I have been a limited partner of
                 -----------------------
the partnership, holding five units, since the inception of the partnership in 1982. In late April 2001, I received tender offer documents from the partnership offering to purchase up to 2,025 units at a price of $300 per unit less a

$75 per transaction transfer fee. I knew of the location of Woodhollow Apartments from my real estate activities in the St. Louis metropolitan area and began considering the possibility of making a competing bid for the partnership units or Woodhollow Apartments. I obtained copies of the partnership's most recent securities law reports and reviewed the financial statements of the partnership and any information about Woodhollow Apartments from these reports and any other outside sources available to me.

     On the basis of this review, I determined that the partnership's offer was inadequate and that I would make an offer of $400 per unit directly to the board of directors of the general partner. I transmitted a letter to David L. Johnson and the board of directors of the general partner on May 29, 2001, with a hard copy of the letter delivered by overnight courier on May 30, 2001, in which I:

     o identified myself as a limited partner of the partnership and outlined my experience in owning and operating multifamily apartment complexes in the St. Louis, Missouri metropolitan area;

     o    stated my belief that the partnership's offer was inadequate;

     o offered to purchase any or all outstanding units for $400 per unit provided that I own a majority of the outstanding units upon completion of the transaction; and

     o urged management and the board of the general partner to begin discussions with me that would result in agreement on the documentation necessary to effect the transaction.

Because of the impending expiration date of the partnership's offer on June 5, 2001, I insisted on an official response to my offer not later than 5:00 P.M., Central Daylight Time, on May 31, 2001.

     In early afternoon on May 31, 2001, I received a short letter back from David L. Johnson, on behalf of the general partner, informing me that he had forwarded my letter of May 29, 2001 to legal counsel for response. The letter did not give any indication as to when I could expect to receive the response from legal counsel with respect to my offer.

     On the morning of June 1, 2001, I transmitted a letter by facsimile to Mr. Johnson, with a hard copy of the letter delivered by overnight courier on June 2, 2001, in which I:

     o    stated that I had received his May 31, 2001 letter;

     o expressed my concern that my offer had been referred to legal counsel instead of the general partner's board of directors for action;

     o requested a list of the names and addresses of the current partners of the partnership, as is my statutory right as a limited partner under Section 359.221(a) of the Missouri Uniform Limited Partnership Act, so that I could communicate my offer to the other limited partners; and

     o urged the general partner to consider terminating or extending the partnership's offer if the general partner was serious in its intent to consider and respond to my offer, or, at least, to disclose to the limited partners the existence of my superior offer prior to the expiration date of the partnership's offer.

As a follow-up to this letter, I attempted to call Mr. Johnson on June 1, 2001 and my attorneys attempted to call Robert Thomson, the attorney identified in Mr. Johnson's May 31, 2001 letter, multiple times on June 4, 2001 to arrange for a copy of the partners list and to discuss other issues relating to my offer. None of these attempts were successful and we received no response to our requests for return calls.

     On June 4, 2001, I instructed my attorneys to prepare an action for a temporary restraining order seeking to enjoin the general partner from its refusal to make available to me for my inspection and copying the partners list I had requested. My attorneys delivered to Messrs. Johnson and Thomson by facsimile a letter giving notice of our intent to file this action in St. Louis County Circuit Court on the morning of June 5, 2001.

     Mr. Thomson and the partnership's local counsel in St. Louis called my attorneys in the morning of June 5, 2001 to discuss my request for a partners list. When Mr. Thomson refused to make the list available to me voluntarily, we filed for the temporary restraining order. After hearing both sides, the judge entered a temporary restraining order requiring the partnership and the general partner to make the partners list available to me on or before 10:00 A.M., Central Daylight Time, on June 6, 2001.

     Upon receiving the partners list, on June 8, 2001, I prepared a letter to be mailed to each of the limited partners at the address set forth for the partner on the partners list in which I:

     o    identified myself as a limited partner of the partnership;

     o stated my objection to the partnership's offer on the basis that the offer used partnership funds instead of distributing those funds to all of the partners in proportion to their equity interest in the partnership;

     o stated my opinion that the partnership's offer price of $300 per unit, less a transfer charge of $75 per transaction, was inadequate based upon my review of the value of the underlying assets and liabilities of the partnership;

     o outlined the contacts that I had with the general partner and the partnership as set forth above;

     o described my experience in owning and managing multifamily apartment complexes in the St. Louis metropolitan area; and

     o stated that my intent was to mail this offer to purchase and the accompanying documents to you as soon as practicable.

     By letter dated June 12, 2001 from Mr. Thomson to my attorneys, the board of directors of the general partner responded to my offer by stating that, after consultation with its legal counsel, the board had determined that it had no authority under the partnership agreement to offer or sell the units. The board, therefore, concluded that my offer to purchase all of the units of the partnership was "not possible."

     On June 14, 2001, the general partner issued a press release reporting that the partnership had purchased 1,376 limited partnership units at $300 per unit pursuant to its tender offer and announcing a $10 per unit distribution to limited partners payable July 10, 2001.

     On June 15, 2001, the general partner sent a letter to all of the limited partners of the partnership claiming that I had made inaccurate and misleading statements in the June 8, 2001 letter I sent to the limited partners. At the same time, the general partner sent a letter to me demanding that I write the limited partners and correct the inaccurate and misleading statements. The general partner followed that letter with a second letter dated June 26, 2001 with the same request.

     On June 28, 2001, my attorneys obtained a court order requiring the partnership to make available to me for my inspection and copying information regarding the number of units held by each limited partner. That same day, my attorneys delivered to Mr. Thomson by facsimile a letter requesting that the partnership make available to me all of the records that the partnership is required to maintain pursuant to Missouri partnership law, including information relating to the partnership's recently completed tender offer. The general partner delivered the partnership's informational tax returns and the K-1s for each limited partner for the 1998, 1999 and 2000 tax years on July 2, 2001. As of the date of this offer to purchase, I have not yet received the remainder of the records that the partnership is required to maintain pursuant to Missouri partnership law, including the identity of, and the number of units owned by, current unitholders.

     SECTION 9.  INFORMATION ABOUT THE OFFEROR. I am O. Bruce Mills, 60, an
                 -----------------------------
individual residing in St. Louis County, Missouri and a citizen of the United States. I have been the President and the sole director and shareholder of Mills Group, Inc. since I incorporated it in 1979. I also am the sole director and stockholder of three other companies engaged in various aspects of the real estate business in the St. Louis metropolitan area, Mills Properties, Inc.; Mills Management, Inc.; and Mills Realty, Inc. For two of the last three years, the Mills Group companies have been recognized as "Management Company of the Year" by the St. Louis Apartment Association. It is my intention that Mills Properties, Inc. will be appointed as the new general partner of the partnership and the new property manager of Woodhollow Apartments after the expiration of the offer and my purchase of the tendered units.

     Through these companies, I am one of the largest owner/managers of multifamily apartment complexes in the St. Louis market, with over 2,100 apartments. As principal and owner, I have acquired or developed more that $100 million in multifamily properties in the last four years. My most recent purchases include the 300-unit Schoettler Village Apartments, the 412-unit Timberlake Apartments, the 210-unit Victorian Village Apartments, the 144-unit Stanford Court Apartments and the 96-unit Park Terrace Apartments, all located in the St. Louis metropolitan area. I also recently completed construction of Boulder Springs Apartments, an $18 million, 166-unit luxury apartment complex located in west St. Louis County, Missouri.

     I obtained a bachelor of science degree in banking and finance from the University of Missouri - Columbia in 1963 and a masters of business administration from Washington University in 1966. In April 2001, I was recognized as a "Pillar of the Industry" by the St. Louis Apartment Association.

     The address of my business office is 15480 Elk Ridge Lane, Suite 200, Chesterfield, Missouri and my telephone number is (636) 728-1000, extension
222. My facsimile number is (636)728-1100.

     SECTION 10.  TRANSACTIONS AND ARRANGEMENTS REGARDING THE UNITS. I
                  -------------------------------------------------
currently own five units of the partnership and have owned these units since the partnership's organization in 1982. Neither I nor, to the best of my knowledge, any of my affiliates has effected any transactions in the units during the 60-day period prior to the date of this offer to purchase. To the best of my knowledge, there are no arrangements between me or any of my affiliates and any other person with respect to the units or this offer.

     SECTION 11.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER; BACKUP
                  ------------------------------------------------------------
WITHHOLDING.
-----------

     Federal Income Tax Consequences. The following discussion is a general
     -------------------------------
summary of the federal income tax consequences of the sale by you of your units in the offer. In you wish to tender your units in the offer, you should consult your own tax advisers for a complete analysis of the tax consequences involved in the sale of your units in the offer.

     In general, upon sale of your units in the offer, you will not recognize gain or income as a result of the sale, except to the extent, if any, that the amount of consideration received by you in the offer exceeds your then-adjusted tax basis in the units being sold. Your basis in the units will be adjusted for any income, gain or loss allocated for tax purposes to you for periods prior to the sale of the units in the offer.

     Consideration received in excess of the adjusted tax basis of your units is taxable as long-term capital gain to the extent that you have held the units for more than 12 months at the time of sale. Long-term capital gains rates for non-corporate taxpayers are capped at 20%. Alternatively, to the extent that the consideration received by you in the sale is less than the adjusted tax basis of the units, you will realize long- or short-term capital loss depending upon your holding period at the time of sale. Capital loss not offset by capital gains may be deducted against a non-corporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward indefinitely by non-corporate taxpayers.

     EACH OF YOU SHOULD CONSULT YOUR OWN TAX ADVISER REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU IN THE SALE OF YOUR UNITS IN THE OFFER, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN OR OTHER INCOME TAX CONSEQUENCES OF THE SALE AND THE POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS, IF ANY.

     Information Reporting Requirements and Backup Withholding. If you
     ---------------------------------------------------------
tender your units in the offer, the depositary will report to you and the Internal Revenue Service the consideration paid for your units. Under the Service's backup withholding provisions, you may be subject to backup withholding at the rate of 31% with respect to the consideration paid to you in the offer unless you:

     o are a corporation or you are otherwise in another exempt category, and you give evidence of this fact upon request; or

     o provide a taxpayer identification number (generally, for an individual, a social security number), certify that you are eligible for an exemption from backup withholding and otherwise comply with applicable requirements for backup withholding rules.

If you do not provide the depositary with your correct taxpayer identification number, you may also be subject to penalties imposed by the Internal Revenue Service. Any amount withheld for your account under the backup withholding rules will be credited against your income tax liability for the year of payment.

     EACH OF YOU SHOULD CONSULT YOUR OWN TAX ADVISER REGARDING YOUR QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND PROCEDURES FOR OBTAINING ANY APPLICABLE EXEMPTION.

     SECTION 12.  EXTENSIONS OF THE OFFER; TERMINATION; AMENDMENTS. I may, at
                  ------------------------------------------------
any time or from time to time, extend the period during which the offer will remain open by giving each of you written notice of the extension. If there is any extension, all units previously tendered, but not purchased or withdrawn will remain subject to the offer and may be purchased by me, except to the extent that the units are withdrawn prior to the expiration of the extended offer.

     I may also decide to purchase all units tendered and not withdrawn at the original expiration of the offer and extend the offer for a subsequent offer period of between three and twenty business days. If I choose to extend the offer for a subsequent offer period, I will immediately accept and promptly pay for any units tendered in the offer and not withdrawn before the expiration of the original offer and will announce the results of the offer not later than 8:00 A.M., Central Daylight Time, on the next business day after the expiration of the original offer. I will also announce at this time that I have chosen to extend the offer for a subsequent offer period and that the subsequent offer period will commence immediately and continue for the period that I determine and announce to you. During the subsequent offer period, if any, I will immediately accept and promptly pay for any units tendered as they are tendered and the financial terms during the subsequent offer period, if any, will be the same as in this offer. No withdrawal rights will apply to any units tendered during the subsequent offer period, if any.

     I also have the right to:

     o terminate the offer and not purchase or pay for any of the units tendered upon the occurrence of any of the conditions specified in
          Section 5 of this offer to purchase by giving written notice to you of the termination and making a public announcement about the termination; and

     o amend the offer, from time to time, in any respect, subject to the rules and regulations for amendments set forth in the federal securities laws.

     SECTION 13.  FEES AND EXPENSES. Except for the fees and expenses payable
                  -----------------
to Georgeson Shareholder as information agent, I will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units in the offer. I will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the offer to purchase and related documents to their customers. I will pay all of the other fees and expenses associated with the offer. You will not pay any transfer or transaction fee or other similar charges or expenses.

     SECTION 14.  ADDRESSES; MISCELLANEOUS. All executed copies of the letter
                  ------------------------
of transmittal, Substitute Form W-9 and the certificate or certificates of ownership for the units being tendered, or the affidavit and indemnification agreement for lost, stolen, misplaced or destroyed certificates, must be sent by mail or overnight courier to the address set forth below. Manually signed facsimile copies of the letter of transmittal will not be accepted without the certificate or certificates of ownership or the affidavit and indemnification agreement, as applicable. These document should be sent by you or your broker, dealer, commercial bank, trust company or other nominee in whose name the record ownership of the certificates is held to the following address:

                      LASALLE BANK NATIONAL ASSOCIATION
                    135 SOUTH LASALLE STREET, SUITE 1811
                         CORPORATE TRUST OPERATIONS
                           CHICAGO, ILLINOIS 60603
                  TELEPHONE: (800) 246-5761, MENU OPTION #2
                          FACSIMILE: (312) 904-2584

     Any questions or requests for assistance about the offer or requests for additional copies of the offer to purchase and the accompanying documents may be directed to Georgeson Shareholder at 111 Commerce Road, Carlstadt, New Jersey 07072, telephone number (888) 385-0238, facsimile number (201) 460-2889. I have retained Georgeson Shareholder to act as information agent in connection with the offer. Georgeson Shareholder will receive reasonable and customary compensation for its services and will be reimbursed for its reasonable out-of-pocket expenses incurred in carrying out its responsibilities in the offer.

     The offer is not being made to, nor will tenders be accepted from, limited partners residing in any jurisdiction in which the offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction. I am not aware of any jurisdiction in the United States in which the offer or the tender of units in the offer would not be in compliance with the laws of the jurisdiction. I specifically reserve the right to reject the tender of units if I determine in my reasonable judgment that the offer or the purchase of the units cannot lawfully be made.

     The letter of transmittal and certificates for the units and any other required documents to make a proper tender of the units should be sent or delivered by you or your broker, dealer, commercial bank or trust company to the depositary at the addresses set forth below:

                      The depositary for the offer is:

                      LASALLE BANK NATIONAL ASSOCIATION
                    135 SOUTH LASALLE STREET, SUITE 1811
                         CORPORATE TRUST OPERATIONS
                           CHICAGO, ILLINOIS 60603
                  TELEPHONE: (800) 246-5761, MENU OPTION #2
                          FACSIMILE: (312) 904-2584

     Any questions or requests for assistance or additional copies of this offer, the letter of transmittal or the affidavit and indemnification agreement for lost, misplaced, stolen or destroyed certificates may be directed to the information agent at the number or address listed below:

                   The information agent for the offer is:

                            GEORGESON SHAREHOLDER
                              111 COMMERCE ROAD
                         CARLSTADT, NEW JERSEY 07072
                          TELEPHONE: (888) 385-0238
                          FACSIMILE: (201) 460-2889

                                                                 Exhibit (a)(3)


                             LETTER OF TRANSMITTAL
      to accompany certificates representing limited partnership units of
                  MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.
            PURSUANT TO THE OFFER TO PURCHASE DATED JULY 10, 2001
------------------------------------------------------------------------------
                       THE OFFER TO PURCHASE WILL EXPIRE
          AT 12:00 MIDNIGHT, CENTRAL DAYLIGHT TIME, ON AUGUST 7, 2001
                         UNLESS THE OFFER IS EXTENDED.
------------------------------------------------------------------------------
   This Letter of Transmittal should be completed, signed and submitted to:

                       LASALLE BANK NATIONAL ASSOCIATION
                     135 SOUTH LASALLE STREET, SUITE 1811
                          CORPORATE TRUST OPERATIONS
                            CHICAGO, ILLINOIS 60603
                   TELEPHONE: (800) 246-5761, MENU OPTION #2
                           FACSIMILE: (312) 904-2584

                      ----------------------------------
     The undersigned tenders the following limited partnership units of Maxus Real Property Investors - Four, L.P. to O. Bruce Mills upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001, receipt of which is acknowledged, and in this Letter of Transmittal (collectively, the "Offer"). The undersigned acknowledges that his or her units will be held by the depository until expiration of the Offer, unless earlier withdrawn by the undersigned. Upon expiration of the Offer, the units will be accepted for purchase for $400 per unit in cash if all conditions to the purchase are satisfied or waived by O. Bruce Mills. If the Offer is terminated for any reason prior to the units being accepted for purchase, the units will be returned promptly by the depository to the undersigned.

--------------------------------------------------------------------------------------------------------------------
                                            DESCRIPTION OF UNITS TENDERED

                      (If the space provided below is inadequate, the certificate numbers and number of units should be listed on a separate schedule signed and affixed hereto.)
--------------------------------------------------------------------------------------------------------------------
                  Name and Address of Registered Holder                        Certificate          Number of
                                                                                 Number           Units Tendered
                                                                                (if any)
--------------------------------------------------------------------------------------------------------------------

                                                                            ------------------ ---------------------

                                                                            ------------------ ---------------------

                                                                            ------------------ ---------------------

                                                                            ------------------ ---------------------
                                                                            Total Units
--------------------------------------------------------------------------------------------------------------------
    NOTE: If the name or address indicated above is not correct, please make any necessary changes therein.
--------------------------------------------------------------------------------------------------------------------

     If the units are accepted for purchase under the Offer, you are hereby authorized and instructed to prepare in the name of and deliver to the address indicated above (unless otherwise instructed in the following boxes), a check representing a cash payment equal to $400 per limited partnership unit tendered pursuant to this Letter of Transmittal and not withdrawn as of the expiration of the Offer.

     IMPORTANT: THIS LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS AND INSTRUMENTS REQUIRED HEREBY SHOULD BE MAILED OR DELIVERED TO LASALLE BANK NATIONAL ASSOCIATION AT THE ADDRESS SET FORTH ABOVE.

-----------------------------------------------------------      -----------------------------------------------------------
                    SPECIAL PAYMENT                                                   SPECIAL DELIVERY
                     INSTRUCTIONS                                                       INSTRUCTIONS

COMPLETE ONLY if the payment for the limited partnership         COMPLETE ONLY if delivery of the payment for the limited
units is to be made payable to a name OTHER than the             partnership units is to be made OTHER than to the address
name(s) of the registered holder(s) appearing under              of the registered holder(s) appearing under "DESCRIPTION
"DESCRIPTION OF UNITS TENDERED."                                 OF UNITS TENDERED" or, if the box immediately to the left
                                                                 is filled in, OTHER than to the address appearing therein.

Make check payable to (see Instruction 2 on the back side):      Mail or deliver check to:

Name.......................................................      Name.......................................................
 ...........................................................      ...........................................................
Address....................................................      Address....................................................
 ...........................................................      ...........................................................
                       (Please Print)                                                   (Please Print)





 ...........................................................
                        (Signature)

Signature(s) must be guaranteed by a participant in the Securities Transfer Agent's Medallion Program, the Stock
Exchange's Medallion Program or the NYSE, Inc.'s Medallion
Program.

Authorized Signature.......................................
Name of Firm...............................................
-----------------------------------------------------------      -----------------------------------------------------------

-------------------------------------------------------------------------------
              TAXPAYER IDENTIFICATION NUMBER SUBSTITUTE FORM W-9

                                                             ------------------



                                                             ------------------
Please provide your Taxpayer Identification Number (or the Taxpayer Identification Number of the person named in the "SPECIAL PAYMENT INSTRUCTIONS" box above) in the space at right and certify (or have the person named in the "SPECIAL PAYMENT INSTRUCTIONS" box above certify) by signing and dating below. For most individual taxpayers, the Taxpayer Identification Number is the taxpayer's Social Security Number.

Certification--Under the penalties of perjury, I certify that: (i) the number provided in this box is my correct Taxpayer Identification Number; (ii) I am not subject to backup withholding; and (iii) I am a U.S. person.

Dated:................................   Sign Here:............................

NOTE: FAILURE TO COMPLETE AND RETURN THIS INFORMATION WILL RESULT IN BACKUP WITHHOLDING ON PAYMENTS DUE TO YOU. SEE INSTRUCTIONS 2.D AND 3 ON BACK SIDE.
-------------------------------------------------------------------------------

     The undersigned hereby warrants that the undersigned has full power and authority to tender, sell, assign and transfer the limited partnership units described above, and that the limited partnership units are free and clear of all liens, charges and encumbrances and not subject to any adverse claim. If the units are accepted for purchase under the Offer, the undersigned will, upon request, execute any additional documents necessary or desirable to complete the transfer of the limited partnership units described above.

     All authority herein conferred shall survive the death or incapacity of the undersigned, and all obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

-------------------------------------------------------------------------------------------------------------------
                                                                                    SIGN HERE


Dated...............................................

 ....................................................          .....................................................
             City and State where signed                 ->

                                                         ->
 ....................................................          .....................................................
       Telephone number (including area code)                       Signature(s) of Unitholder(s) or Agent(s)

-------------------------------------------------------------------------------------------------------------------

                                 INSTRUCTIONS:
                                 ------------

1. DELIVERY OF LETTER OF TRANSMITTAL AND TENDERED CERTIFICATE(S); DELIVERY OF CASH PAYMENT.

     The method of delivery of this Letter of Transmittal and your tendered certificate(s) is at your option and risk, but, if sent by mail, registered mail is suggested. The cash payment for the limited partnership units tendered hereby will be mailed as soon as practicable following the expiration date of the Offer and acceptance of the units for purchase, but in no event later than five days after the expiration date.

2.   SIGNATURES; CERTIFICATES IN DIFFERENT NAMES.

     A. The signature (or signatures, in the case of limited partnership units owned by two or more holders) on this Letter of Transmittal should correspond exactly with the name(s) of the registered holder(s) of the limited partnership units as reflected on the books and records of the partnership and as described in the box entitled "Description of Units Tendered" on the front side of this Letter of Transmittal.

     B. This Letter of Transmittal need not be accompanied by any instrument of assignment or transfer, as long as the cash payment for the limited partnership units tendered hereby is to be made payable to the person signing this Letter of Transmittal.

     C. If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact, or in any other representative or fiduciary capacity, the person signing this Letter of Transmittal must give such person's full title in such capacity and appropriate evidence of authority to act in such capacity must be forwarded with the Letter of Transmittal.

     D. The person in whose name the cash payment for the limited partnership units tendered hereby is to be made payable must supply that person's taxpayer identification number and provide the certification contained in the "TAXPAYER IDENTIFICATION NUMBER" box on the front side of this Letter of Transmittal. Failure to furnish the Taxpayer Identification Number and the certification will result in backup withholding on payments due to the holder. See Instruction 3.

     E. If you have any questions about the tender of your limited partnership units or completion of this Letter of Transmittal, please contact LaSalle Bank National Association at (800) 246-5761, Menu Option #2.

3.   CERTIFICATION REGARDING BACKUP WITHHOLDING.

     Under Federal income tax law, a payer must generally withhold 31% of interest, dividends and certain other payments if the payee fails to furnish such payer with the correct Taxpayer Identification Number. Certain penalties may also apply. For most individual taxpayers, the Taxpayer Identification Number is the taxpayer's Social Security Number. The registered holder (or, if the cash payment is to be made to another person as provided in Instruction 2, then such person) should provide the Taxpayer Identification Number and the certification in the "TAXPAYER IDENTIFICATION NUMBER" box on the front side of this Letter of Transmittal. The payee must cross out the subpart (ii) of the certification if the Internal Revenue Service has notified the payee that he or she is subject to backup withholding due to the underreporting of dividends or interest on the payee's tax returns.

4. UNCERTIFICATED LIMITED PARTNERSHIP UNITS; AFFIDAVIT OF LOST, MISPLACED, STOLEN OR DESTROYED CERTIFICATE.

     A. In the event that a certificate was not issued to evidence your limited partnership units, by signing this Letter of Transmittal, you are representing that you are the beneficial and record owner of the limited partnership units in the box entitled "Description of the Units Tendered," and that you are entitled to the full and exclusive possession thereof. In addition, you represent that neither the limited partnership units nor your rights therein have, in whole or in part, been assigned, transferred, hypothecated, pledged or otherwise disposed of, in any manner whatsoever, and no person, firm or corporation other than you has any right, title, claim, equity or interest in, to or respecting the limited partnership units or the proceeds thereof. You are executing this Letter of Transmittal for the purpose of requesting and inducing O. Bruce Mills to purchase the units tendered for the cash payment of $400 per unit under the terms and conditions of the Offer. If a certificate evidencing the limited partnership units should ever come into your hands, custody or power, you agree to immediately and without consideration tender the certificate to O. Bruce Mills.

     B. If you have been issued a certificate to evidence your limited partnership units but it has been lost, misplaced, stolen or destroyed, you should complete the Affidavit and Indemnification Agreement sent to you with this Letter of Transmittal and return it to LaSalle Bank National Association along with this Letter of Transmittal.

                                                                Exhibit (a)(4)


                   AFFIDAVIT AND INDEMNIFICATION AGREEMENT


STATE OF ______________ )
                        )  SS.
COUNTY OF _____________ )


     The undersigned (hereinafter called the "Affiant"), being duly sworn, deposes and says that:

     1. He or she is the owner of ____________(_____) limited partnership units of Maxus Real Property Investors - Four, L.P. represented by Certificate No. ___ (the "Certificate").

     2.  The Certificate has been lost, stolen, misplaced or destroyed.

     3. He or she has made or caused to be made a diligent search for the Certificate; he or she has been unable to find or recover the Certificate; he or she was the unconditional owner of the Certificate at the time of the Certificate being lost, stolen, misplaced or destroyed and is entitled to the full and exclusive possession thereof; neither the Certificate nor the rights of Affiant therein have, in whole or in part, been assigned, transferred, hypothecated, pledged or otherwise disposed of, in any manner whatsoever; and no person, firm or corporation other than Affiant has any right, title, claim, equity or interest in, to or respecting the Certificate or the proceeds thereof.

     4. He or she has made this Affidavit and Indemnification Agreement for the purpose of informing O. Bruce Mills and his agents that the Certificate has been lost, stolen, misplaced or destroyed.

     5. If the Certificate ever should come into Affiant's hands, custody or power, Affiant immediately and without consideration shall surrender the Certificate to O. Bruce Mills, his successors, transfer agents, subscription agents or trustees.

     6. At all times Affiant and his or her successors and assigns shall indemnify O. Bruce Mills and hold him harmless from and against any and all claims, actions and suits, whether groundless or otherwise, and from and against any and all liabilities, losses, damages, costs, charges and any other expenses (including, but not limited to, amounts paid or to be paid in settlement and reasonable attorneys' fees and expenses) of every nature and character by reason of the Certificate being lost, stolen, misplaced or destroyed or the making of any payment, transfer, delivery or exchange called for by the Certificate without the surrender thereof.


                                    * * *

     IN WITNESS WHEREOF, the undersigned has executed this Affidavit and Indemnification Agreement this ___ day of ____________, 2001.




                                -----------------------------------




                                -----------------------------------

                                Signature(s) of Unitholder(s)



Sworn to and subscribed before me this ___ day of ____________, 2001.



-----------------------------------
Notary Public



My Commission Expires:

                                                              Exhibit (b)(1)


                      [Bank of Washington letterhead]



                                                                July 3, 2001

Mr. O. Bruce Mills
Mills Group, Inc.
15480 Elk Ridge Lane, Suite 200
Chesterfield, MO 63017

     Re:  Loan to Acquire Limited Partnership Units in
          Woodhollow Apartment, St. Louis County, MO

Dear Bruce:

As we have discussed with you, it is our understanding that you are in the process of soliciting the limited partners of Maxus Real Property Investors -- Four, L.P., a publicly traded limited partnership which owns Woodhollow Apartments in St. Louis County, in order to purchase a controlling interest in the partnership. We understand that you have offered to pay $400.00 per unit for up to all, but not less than 51% of the approximately 13,529 limited partnership units which are issued and outstanding, although you may waive the 51% requirement.

Bank of Washington is pleased to confirm its commitment to lend you the necessary funds to complete your offer referred to above, regardless of the percentage of units actually acquired. Our loan commitment is not conditioned upon any specific percentage of the units being purchased. The loan will be given under the terms and conditions which we have previously discussed, being a demand loan at prime plus one, secured by collateral other than and not including any units being purchased. This commitment shall expire on December 31, 2001.

Sincerely,

BANK OF WASHINGTON

/s/ William W. Eckelkamp

William W. Eckelkamp, C.F.O.


WWE:bls